SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-C

                 Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder


                     ENVIRONMENTAL SERVICES OF AMERICA, INC.
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                 (Exact name of issuer as specified in charter)

   Corporate Offices, Building #2, 937 East Hazelwood Avenue, Rahway, NJ 07065
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                    (Address of principal executive offices)

Issuer's telephone number, including area code          908/381-9229
                                               ---------------------------------

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.       Title of security          Common Stock, par value $.02
                          ------------------------------------------------------

2.       Number of shares outstanding before the change        3,806,722
                                                       -------------------------

3.       Number of shares outstanding after the change       4,306,722
                                                      --------------------------

4.       Effective date of change          January 25, 1996
                                 -----------------------------------------------

5.       Method of change:

         Sale for $500,000 as part of unit of securities consisting of a $500,000 Note (the "Note") and 500,000 shares of Common Stock (the "Shares").
         -----------------------------------------------------------------------

         Description of transaction:

         The Shares were issued to ERD Waste Corp. ("ERD"), a publicly-held company, the common stock of which is traded on NASDAQ/NMS, in consideration of a bridge loan extended by ERD to the Issuer in contemplation of a merger between the Issuer and a wholly-owned subsidiary of ERD. If the Merger is completed, the Issuer will become


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         a wholly-owned subsidiary of ERD. If the Merger is not completed, the
         Shares will be returned to the Issuer if the Note is repaid on or prior to maturity. The stated maturity of the Note is December 31, 1996. If the Note is not repaid at its scheduled maturity, the Shares will "vest" in ERD (i.e., cease to be returnable) 250,000 shares on January 1, 1997, and 250,000 shares on July 1, 1997. If the maturity date is accelerated by reason of a default by the Issuer, these shares will vest unless the Note is paid upon the accelerated maturity date.
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                          II. CHANGE IN NAME OF ISSUER

1.       Name prior to change --------------------------------------------------

2.       Name after change -----------------------------------------------------

3.       Effective date of charter amendment changing name ---------------------

4.       Date of shareholder approval of change, if required -------------------








Date   January 25, 1996            /s/             JON COLIN
       ----------------           --------------------------------------------
                                              JON COLIN, President